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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Riviera Holdings Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:   769 672 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  James D. Bennett, Bennett Management Corporation, 2 Stamford
  Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, CT 06901;
                         (203) 353-3101

     (Date of Event which Requires Filing of this Statement)

                          July 28, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 769 672 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         484,265

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         484,265

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         484,265

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         9.9%

14. Type of Reporting Person

         IN














































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CUSIP No. 769 672 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.   13-3526880

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         323,003

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         323,003

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         323,003

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         6.6%

14. Type of Reporting Person

         PN (IA)














































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CUSIP No. 769 672 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.   13-3526877

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         323,003

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         323,003

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         323,003

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.6%

14. Type of Reporting Person

         PN














































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         The reason for this filing of Amendment #2 to the

previously filed Schedule 13D is to show that the holdings of

James D. Bennett, Restructuring Capital Associates L.P. ("RCA"),

a Delaware limited partnership, and Bennett Restructuring Fund,

L.P. (the "Partnership"), a Delaware limited partnership, in

Riviera Holdings Corporation (the "Company") have increased.

Item 1.  Security and Issuer

         This statement relates to shares of common stock of the

Company.  The Company's principal executive office is located at

2901 Las Vegas Boulevard, South Las Vegas, Nevada 89109.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett, RCA and the Partnership.  Their address is 2 Stamford

Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, Connecticut

06901.

         Mr. Bennett is the sole shareholder and President of

Bennett Capital Corporation ("BCC").  BCC is the sole general partner of RCA, which is the sole general partner of the

Partnership.  The Partnership is a private investment

partnership.  The principal address of BCC is also 2 Stamford

Plaza, Suite 1501, 281 Tresser Boulevard, Stamford, Connecticut

06901.  The principal business of Mr. Bennett and RCA is to act as an investment manager.

         Mr. Bennett is also the president and controlling

shareholder of Bennett Offshore Investment Corporation, an entity




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that is the investment manager of Bennett Offshore Restructuring

Fund, Inc. ("Bennett Offshore"), an offshore investment

corporation.

         None of Mr. Bennett, RCA or the Partnership has, during

the last five years, been convicted in any criminal proceeding.

         None of Mr. Bennett, RCA or the Partnership has, during

the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett beneficially owns

484,265 shares of common stock of the Company (the "Shares"), of which RCA beneficially owns 323,003 Shares.  323,003 Shares are held by the Partnership.  161,262 Shares are held by Bennett

Offshore.  The Shares purchased during the past 60 days were purchased for an aggregate price of $683,220.  The funds for the purchases of the Shares held by the Partnership came from capital contributions to the Partnership by its general and limited

partners.  The funds for the purchases of the shares held in

Bennett Offshore came from capital used to purchase shares in




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Bennett Offshore by its shareholders.  No funds were borrowed to finance the purchases.

Item 4.  Purpose of Transaction

         The Shares held by the reporting persons were acquired

for, and are being held for, investment purposes.  The

acquisitions of the Shares described herein were made in the ordinary course of the reporting persons' business or investment activities, as the case may be.  The reporting persons, on behalf of the above mentioned entities, reserve the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to holdings of the Shares they deem to be in the best interests of such entities.

         The reporting persons will continue to monitor the

investment of the above mentioned entities in the Company, and in conjunction with such efforts, the reporting persons may continue to communicate with, among others, the Company's management, its board of directors, and other shareholders of the Company.

Further, the reporting persons, on behalf of the above mentioned entities, reserve the right to exercise any and all of such

entities' rights as shareholders.










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Item 5.  Interest in Securities of the Issuer

         As noted above, as of the date hereof, Mr. Bennett and

RCA are the beneficial owners of 484,265 and 323,003 Shares,

respectively, of the Company's common stock.  Based on figures disclosed in the most recent 10-Q, there are believed to be a total of 4,914,080 Shares of the Company's common stock

outstanding.  Therefore, Mr. Bennett and RCA beneficially own

9.9% and 6.6%, respectively, of the outstanding common stock of the Company.  The Partnership beneficially owns 323,003 Shares,

constituting 6.6% of the outstanding Shares.  Mr. Bennett has the power to vote, direct the vote, dispose of or direct the

disposition of all the Shares of the Company's common stock that are currently beneficially owned by the reporting persons.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Neither Mr. Bennett, RCA nor the Partnership has

any contract, arrangement, understanding or relationship

with any person with respect to the common stock of the

Company.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Bennett, RCA and the Partnership

during the past 60 days is filed herewith as Exhibit A.








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Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.


July 31, 1997
   Date

                           /s/ James D. Bennett

                           James D. Bennett


                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                           By: Bennett Capital Corporation,
                               General Partner

                               /s/ James D. Bennett
                           By:
                                  James D. Bennett, President


                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital Associates,
                                 L.P., General Partner

                           By: Bennett Capital Corporation,
                               General Partner

                               /s/ James D. Bennett
                           By:
                              James D. Bennett, President













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75252000.BB1



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                                                      Exhibit A

                                   Daily Transactions

                             Number of Shares
         Purchase (Sale)     Purchased or          Price
             Date            (Sold)              Per Share    Value

         7/10/97             (200)               $13.23        $2,645.91

         7/11/97             (8,600)              13.41       115,361.64

         7/28/97             51,560               13.25       683,220.00









































75252000.BB1